UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$175.0 MILLION FOR THIRD QUARTER 2018

Santiago, Chile, November 20, 2018 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the quarter ending September 30, 2018. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.95 per USD.

Highlights

●	LATAM Airlines Group reported an operating income of US$175.0 million in the third quarter of 2018, US$69.1 million lower than the same period in 2017. LATAM’s operating margin reached 7.0%, decreasing 2.2 percentage points year-over-year in the quarter. This decline was mainly explained by a US$185.0 million increase in fuel expenses, as well as lower revenues mainly due to the 24.9% devaluation of the Brazilian Real and the 84.6% devaluation of the Argentinian Peso, which affected LATAM’s international operations when compared to the third quarter 2017.

●	Total revenues declined 5.8% year-over-year to US$2,492 million in the third quarter 2018. This reduction was driven by a 6.3%[1] decline in passenger revenue per available seat kilometer (RASK). RASK for the domestic operations of the LATAM’s Spanish Speaking Country affiliates increased by 0.2% year-over-year, while the RASK of LATAM Airlines Brazil’s domestic operations rose by 11.2% measured in Brazilian real. However, as a result of the devaluation of the Brazilian real, when measured in dollars, RASK for the domestic operation in Brazil declined by 9.5%. Regarding international operations, RASK decreased 6.5% explained by LATAM Airlines Brazil’s international routes, especially to the US.

●	Total operating expenses declined 3.5% year-over-year in the third quarter to US$2,317.0 million despite a 32.9% increase in fuel cost compared to the same period of last year. Excluding fuel cost, total operating costs declined 14.6% year-over-year in the third quarter. Cost per ASK fell 5.2%[2] year-over-year, while cost per ASK excluding fuel decreased 16.1%[3] year-over-year, reflecting a leaner and more efficient organizational structure.

●	Net income totaled US$52.9 million for the third quarter, US$107.7 million lower than the same period last year due to a US$126 million lower foreign exchange result (a US$67.5 million loss in 2018 versus a US$58.8 million gain in the same quarter of 2017).

●	LATAM Airlines Group continued to improve utilization of its aircraft in the third quarter. In addition, during the next 18 months, LATAM will increase seat count in narrow body fleet by 3%. Improving utilization and seat count is allowing LATAM to grow with fewer aircraft. Therefore, LATAM further restructured its fleet delivery schedule, reaching a reduction of US$2.3 billion in fleet commitments for the period 2018-2021[4], equivalent to a reduction of 41% of total fleet commitments for this period. The restructuring seeks also to adjust capacity to the prevailing market conditions in Latin America and is in line with the Company’s focus on maintaining a healthy balance sheet and adequate liquidity.

1 Excluding IAS21 and IAS29 Financial Reporting in hyperinflationary economies in Argentina effect. RASK including IAS 21 and IAS29 -10.6% YoY

2 Excluding IAS21 and IAS29 Financial Reporting in hyperinflationary economies in Argentina effect. CASK including IAS 21 and IAS29 -8.9%

3 Excluding IAS21 and IAS29 Financial Reporting in hyperinflationary economies in Argentina effect. CASK ex-fuel including IAS 21 and IAS29 -19.4%

4 Subject to execution of the related contract documentation with manufacturers

Fleet commitments (US$ million)	2018E	2019E	2020E	2021E	Σ 2018-2021
Previous plan	507	1,371	1,344	2,337	5,559
Current plan	402	1,103	703	1,096	3,304
Reduction	(105)	(268)	(641)	(1,241)	(2,255)

●	On September 5th, LATAM Airlines Brazil announced its intention to make an offer to acquire all of the common shares in Multiplus that LATAM Airlines Brazil does not currently own (27.3%), and to subsequently de-list Multiplus from the B3 Novo Mercado in Brazil and cancel its registration. LATAM Airlines Brazil does not intend to renew or extend the current contract with Multiplus after December 31, 2024 and, in the future, intends to manage its frequent flyer program in-house, protecting the airline’s passenger yields and gaining full flexibility in the management of its revenue strategy.

●	On October 20th, LATAM expanded its unbundled fares model – already implemented in the six domestic markets of LATAM’s affiliates – to its international operations, enabling passengers to choose how they want to fly, pay for additional services they require and select fares most appropriate to their needs. LATAM now charges for the first checked bag in the “light” and “promo” fares on international routes within South America and in selected long haul routes. Under this model the Company will transport more passengers, stimulate demand and increase ancillary revenue generation.

●	On October 31st, Chile’s Competition Court (Tribunal de Defensa de la Libre Competencia or TDLC) approved the Joint Business Agreements (JBAs) between LATAM Airlines Group and American Airlines and International Airlines Group (IAG – the holding company of British Airways and Iberia) respectively, for both passenger and cargo businesses, along with nine mitigation measures. The TDLC’s decision has been appealed by certain third parties to the Supreme Court of Chile. In the meantime, LATAM Airlines Group is evaluating the implementation of the JBA with IAG, while the JBA with American Airlines is subject to the approval of the Department of Transportation in the United States.

●	LATAM Airlines Group continues to strengthen its network with new routes that will improve connectivity both within the region and with other parts of the world. The Company announced that it will connect its Santiago hub in Chile with Quito (Ecuador) with a non-stop service starting in April 2019. In addition, starting in July 2019 LATAM Airlines Peru will serve Calama (Chile) and a new Caribbean destination, Montego Bay (Jamaica), from Lima. During 2018, LATAM and its affiliates have launched flights to six new destinations – Rome, Lisbon, San José, Pisco, Boston and Las Vegas – and LATAM Airlines Group will operate its Santiago – Sao Paulo (Guarulhos) – Tel Aviv route in December 2018.

●	Finally, in September 2018, LATAM Airlines Group was listed in the ‘World’ category of the Dow Jones Sustainability Index (DJSI) for the fifth consecutive year, a recognition of the company’s ongoing commitment to incorporating sustainable practices into every aspect of its operations.

MANAGEMENT COMMENTS ON THE THIRD QUARTER 2018

We had a challenging third quarter. The rapid hike in Jet Fuel prices together with the accelerated devaluation and volatility of the Brazilian Real and Argentinian Peso, presented more adverse market conditions that we had to continually adapt to. Nevertheless, LATAM has more flights and carries more passengers with a much leaner cost structure, making our operations more resilient.

The Company’s ongoing cost savings initiatives have achieved efficiency gains during the quarter that offset fuel expense increases of over US$185 million. When comparing the third quarters of 2018 and 2017, LATAM operated with 132 employees per aircraft – seven less than in the previous year – and flew 5.9% more ASKs year-over year. While the devaluation of Brazilian and Argentinian currencies did contribute in part to cost savings, the majority of the 16.1% decline in our cost per ASK (excluding fuel) for third quarter 2018 were achieved through our efficiency plans and cost initiatives.

We also made additional adjustments to our fleet delivery schedule as part of our commitment to maintaining a healthy balance sheet structure and cash generation. During the quarter, we reduced our fleet commitments by US$2.3 billion for the period 2018-2021. Controlling fleet investments has been one of the drivers that has helped us to improve our leverage in recent years and maintain healthy levels of liquidity. Now, we have a fleet plan that better suits the current demand environment and we will continue monitoring growth perspectives should we need additional adjustments. We will also increase the seat count in our narrow body fleet by 3% over the next 18 months through the cabin upgrade programs that we announced in the previous quarter, giving us the flexibility to grow with the same assets if the macro environment improves.

The unbundled fares model implemented in 2017 in the six domestic markets of LATAM’s affiliates has allowed us to compete efficiently and as a result we continue to carry more passengers and increase our ancillary revenue generation. For that reason, we have continued to implement our new sales model across our network. Since October, our international passengers can purchase their tickets under this new model. Consequently, our passengers will have more control of their travel experience with the ability to adapt their journey to their needs. It will also provide LATAM with more capacity to focus on the execution of processes, deliver the highest standards of service quality and differentiate the group from the competition.

management discussion and analysis of THIRD Quarter 2018 Results

Total revenues in the third quarter 2018 totaled US$2,492.0 million, compared to US$2,645.0 million in the same period of 2017. This 5.8% decrease was driven by a 5.3% and 28.2% decline in passenger and other revenues, respectively. Passenger and cargo revenues accounted for 84.6% and 11.2% of the total operating revenue for the quarter, respectively.

Passenger revenues declined 5.3% year-over-year in the third quarter as a result of a decrease of 6.3%5 in consolidated passenger unit revenue (RASK), offset by a 5.9% increase in capacity. The passenger RASK decline resulted from a 7.2% yield reduction, together with a load factor decline of 3.1 p.p., as a result of the devaluation and volatility of the currencies in the region.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended September 30

	RASK			ASK		Load Factor
	(US cents)			(millions)
	3Q18	% Change (YoY)		3Q18	% Change (YoY)	3Q18	% Change (YoY)

Bussines Unit
Domestic SSC	7.1	0.2%		6,402	3.6%	81.4%	-0,3 pp
Domestic Brazil	5.7	-9.5%	*	9,611	2.5%	81.6%	-2,1 pp
International	6.0	-6.5%		21,151	8.3%	83.3%	-4,5 pp
Total	5.9	-6.3%	**	37,164	5.9%	82.5%	-3.1pp

*RASK in domestic Brazil increased 11.2% measured in BRL excluding the proportional margin contribution from Multiplus
**RASK excluding IAS21 and IAS29 effect. Total RASK including IAS21 and IAS29 effect decreased 10.6% YoY
Note: revenues include ticket revenue, breakage, ancillary, frequent flyer program revenues and other revenues

5 Excluding IAS21 and IAS29 Financial Reporting in hyperinflationary economies in Argentina effect. RASK including IAS 21 and IAS29 -10.6% YoY

IAS21 & IAS29: After July 1, 2018, the Argentinian economy was considered, for purposes of IFRS, hyperinflationary. The non-monetary items of the financial statement position as well as the income statement, whose functional currency corresponds to a hyperinflationary economy (Argentinian subsidiaries), are adjusted for inflation and converted to the currency value at the close of September. Under IAS 21 and 29, we adjusted the inflationary effect from the beginning of the year until September. However, the most relevant effect comes from registering in this quarter the conversion of the nine months accumulated Income Statement using, instead of the spot exchange rate at the day of each transaction, the closing exchange rate of September, 41 pesos per dollar. Thus, total impact of IAS21 and IAS29 for the third quarter was US$104 million lower operating revenues and US$93 million lower operating costs.

The domestic operations of LATAM Airlines Group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 19.9% of total passenger revenue in the quarter. Their consolidated capacity increased 3.6% year-over-year, while traffic measured in RPK rose 3.3%. As a result, consolidated load factor decreased by 0.3 p.p. to 81.4%. Revenues per ASK in USD remained flat in the quarter, offsetting the depreciation of currencies. We continue to transport more passengers, while maintaining load factors at or above 80% in all our markets and increasing ancillary revenue generation.

In Brazil’s domestic passenger operation – which represented 24.8% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 2.5% year-over-year, strengthening its connectivity especially at the Guarulhos hub. On the other hand, traffic measured in RPK remained flat year-over-year, thus resulting in a 2.1 p.p. decline in the load factor to 81.6%. Revenues per ASK decreased 9.5% in USD exclusively as a result of the devaluation of the Brazilian real, as in local currency revenues per ASK increased by 11.2% year-over-year.

International passenger operations, where demand was affected by sudden devaluations, accounted for 55.3% of total passenger revenues. Consolidated capacity increased by 8.3% year-over-year in the quarter, while international traffic rose 2.7%. As a result, passenger load factors declined by 4.5 p.p. to 83.3%. Consolidated RASK declined 6.5%, especially in long haul routes of LATAM Airlines Brazil, partially offset by routes from affiliates in the Spanish Speaking Countries both to the US and Europe.

Cargo revenues increased 2.5% in the quarter, reaching US$278.9 million, driven by a 3.9% increase in cargo capacity. Cargo yields remained flat, while load factor reached 53.5%, a decrease of 0.7 points compared to the third quarter 2017. Export markets continue to show an improvement year-over-year, driven by salmon exports from Chile. This was partially offset by a decline in the import markets driven by the weaker currencies in Brazil and Argentina. As a result, cargo revenues per ATK declined by 1.4% in comparison to the same quarter of the previous year.

Other revenues totaled US$105.9 million in the third quarter of 2018, a 28.2% decrease compared to the same period of last year. This year-over-year decline is due to lower revenues from Multiplus, in part due to the depreciation of the Brazilian real, and fewer aircraft subleases to third parties compared to third quarter 2017.

Total operating expenses in the third quarter amounted to US$2,317.0 million, a 3.5% decline compared to the same period of 2017, despite the 32.9% increase in fuel costs during the quarter. This reduction is mainly explained by the costs contention initiatives and also influenced by the impact of the depreciation of the currencies over the costs denominated in those currencies. Total expenses excluding fuel, amounted to US$1,569.8 million, a 14.6% decline compared to third quarter 2017 and, together with a capacity increase of 5.9% in the quarter, resulted in a cost per ASK excluding fuel costs decline of 16.1%6 year-over-year. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 23.3%, explained by the 3.1% decline in the average headcount during the quarter, in line with the company’s cost efficiency efforts, as well as the depreciation of local currencies.
●	Fuel costs rose 32.9%, mainly as a result of the 27.7% increase in the average fuel price per gallon (excluding hedge) as compared to the third quarter of 2017, as well as a 6.3% increase in gallons consumed. The latter was partially offset by hedge gains recorded in the quarter which totaled US$19.3 million, compared to US$2.7 million hedge gains for the same quarter of 2017.
●	Commissions to agents declined by US$34.2 million mainly due to lower sales commissions, in part generated by the devaluation of the currencies.
●	Depreciation and amortization decreased 2.8% due to the positive impact of the 24.9% year-over-year depreciation of the Brazilian real in the quarter, partially offset by two more on-balance aircraft compared to the same period of 2017.
●	Other rental and landing fees decreased 3.0%, mainly due to lower aeronautical rates explained by the depreciation of local currencies partially offset by increased volume of operations.
●	Passenger service expenses remained flat at US$69.1 million despite the increased volume of operations.
●	Aircraft rentals decreased 4.4%, due to a decrease in the average unit cost of fleet under operating leases, partially offset by one more aircraft under operating lease compared to the same period 2017.
●	Maintenance expenses decreased 19.3% as the Company recognized lower redelivery costs as there were no aircrafts returned during the quarter, in comparison to six returned in the same period of last year.

Other operating expenses decreased 19.4%, due to lower expenses in advertising and marketing, as well as a decline in costs related to the passenger service system, as the company unified the reservation platform across the entire airline group.

Non-operating results

●	Interest income decreased by US$15.1 million year-over-year to US$9.3 million in third quarter 2018, as a result of lower interest rates in Brazil and the depreciation of the Brazilian Real.
●	Interest expense decreased 12.8% to US$91.3 million in third quarter 2018, from US$104.7 million in the same period of 2017, mainly due to gross debt reduction of 7.5% YoY.
●	Under Other income (expense), the Company registered a US$58.0 million net loss, including a US$67.5 million in foreign exchange loss. This compares to the US$40.6 million net gain in other income (expense) in the third quarter of 2017, which included a foreign exchange gain of US$58.8 million.

Net income in the third quarter amounted to US$52.9 million, a decrease of US$107.7 million year-over-year, mainly explained by US$69.1 million lower operating income driven by higher fuel prices, and US$100.3 million decrease in non-operating result due to foreign exchange devaluation. This was partially offset by US$46.5 lower income taxes compared to the same period of 2017.

6 Excluding IAS21 and IAS29 Financial Reporting in hyperinflationary economies in Argentina effect. CASK including IAS 21 and IAS29 -19.4%

LIQUIDITY AND FINANCING

At the end of the third quarter 2018, LATAM reported US$1,200 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. Furthermore, the Company’s liquidity position was enhanced by US$600 million of an undrawn revolving credit facility7 (RCF), which remained at the same level compared to the previous quarter. Thus, LATAM’s liquidity position amounted to 17.4% of last twelve months’ revenue as of September 30, 2018.

Fleet commitments for 2018 were further reduced to US$402 million, all of which LATAM expects will be operating leases. For 2019, 2020 and 2021, expected fleet commitments were also reduced and now amount to US$1,103 million, US$703 million and 1,096 respectively. The Company is constantly working on adjusting its fleet to the current demand environment, optimizing its utilization and thus maximizing profitability.

Additionally, LATAM expects to invest approximately US$650 million in non-fleet CAPEX in 2018, which includes intangible assets, fleet and non-fleet maintenance, expenditures in spare engines and fleet components, as well as investments related to the retrofit of the Boeing 767s and 777s cabins. This number also includes the migration of our new Passenger Service System in the LATAM Airlines Brazil operations to Sabre, which we concluded in May 2018.

At the end of the quarter, LATAM´s adjusted net financial debt amounted to US$10.2 billion, a US$42.7 million increase compared to the previous quarter, thus reaching a leverage of 4.6x from 4.4x in June 2018, mainly as a result of a decrease in the last twelve months EBITDAR. For the balance of 2018, the Company has roughly US$297 million in debt maturities.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	3Q18	4Q18	1Q19	2Q19

Hedge positions
Estimated Fuel consumption hedged	44%	54%	40%	40%

LATAM FLEET PLAN

During the third quarter of 2018, the Company terminated the wet lease contracts of two Airbus A330 and one Boeing 747 with the Spanish airline Wamos Air. These aircraft were leased in order to mitigate the impact of fewer Boeing 787 aircraft available due to the extension of Rolls Royce’s engine maintenance program.

7 Subject to borrowing base availability

8 Subject to execution of the related contract documentation with manufacturers

The table below reflects the updated fleet plan of LATAM until 20218:

By year end	2017	2018E	2019E	2020E	2021E

Passenger Aircraft
Narrow Body
Airbus A319-100	46	46	46	45	44
Airbus A320-200	126	126	122	112	104
Airbus A320 Neo	4	6	13	18	24
Airbus A321-200	47	49	49	49	49
Airbus A321 Neo	—	—	—	4	9
TOTAL	223	227	230	228	230

Wide Body
Boeing 767-300	36	35	30	29	28
Airbus A350-900	5	7	11	13	15
Boeing 777-300 ER	10	10	10	10	10
Boeing 787-8	10	10	10	10	10
Boeing 787-9	14	14	16	18	20
TOTAL	75	76	77	80	83

Cargo Aircraft
Boeing 767-300F	9	10	9	10	10
TOTAL	9	10	9	10	10

TOTAL OPERATING FLEET	307	313	316	318	323

Subleases
Airbus A320-200	5	5	5	5	5
Airbus A350-900	2	2	2	—	—
Boeing 767-300F	1	-	2	2	2
TOTAL	8	7	9	7	7

TOTAL FLEET	315	320	325	325	330

Fleet Commitment (US$ million)	326	402	1,103	703	1,096

2018 GUIDANCE

LATAM maintains its guidance for 2018, estimating an operating margin for the full year 2018 in the range of 6.5% to 8.0% and a capacity growth for 2018 between 4.0% and 6.0%. (see table below).

2018
Guidance

ASK Growth (Passenger)	Total Network	4% - 6%
	International	5% - 7%
	Brazil Domestic	2% - 4%
	SSC Domestic	4% - 6%

ATK Growth (Cargo)		1% - 3%

Operating Margin		6.5% - 8.0%

LATAM filed its quarterly financial statements for the three-month period ended September 30, 2018 with the Comisión para el Mercado Financiero of Chile on November 20, 2018. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 40.000 people worldwide, operating more than 1,300 flights per day and transporting 68 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 321 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2018 (in thousands of US Dollars)

	For the three month period ended September 30

	2018	2017	% Change

REVENUE
Passenger	2,107,168	2,225,427	-5.3%
Cargo	278,883	272,153	2.5%
Other	105,930	147,454	-28.2%
TOTAL OPERATING REVENUE	2,491,981	2,645,034	-5.8%

EXPENSES
Wages and Benefits	-403,345	-525,991	-23.3%
Aircraft Fuel	-747,263	-562,248	32.9%
Commissions to Agents	-48,954	-83,155	-41.1%
Depreciation and Amortization	-245,183	-252,193	-2.8%
Other Rental and Landing Fees	-297,963	-307,131	-3.0%
Passenger Services	-69,050	-69,634	-0.8%
Aircraft Rentals	-133,395	-139,553	-4.4%
Aircraft Maintenance	-85,190	-105,583	-19.3%
Other Operating Expenses	-286,688	-355,517	-19.4%
TOTAL OPERATING EXPENSES	-2,317,031	-2,401,005	-3.5%

OPERATING INCOME	174,950	244,029	-28.3%
Operating Margin	7.0%	9.2%	-2.2 pp

Interest Income	9,300	24,432	-61.9%
Interest Expense	-91,310	-104,720	-12.8%
Other Income (Expense)	-58,010	40,614	-242.8%

INCOME BEFORE TAXES AND MINORITY INTEREST	34,930	204,355	-82.9%
Income Taxes	20,440	-26,096	-178.3%

INCOME BEFORE MINORITY INTEREST	55,370	178,259	-68.9%

Attributable to:
Shareholders	52,942	160,621	-67.0%
Minority Interest	2,428	17,638	-86.2%

NET INCOME	52,942	160,621	-67.0%
Net Margin	2.1%	6.1%	-3.9 pp

Effective Tax Rate	58.5%	-12.8%	71.3 pp

EBITDA	420,133	496,222	-15.3%
EBITDA Margin	16.9%	18.8%	-1.9 pp.

EBITDAR	553,528	635,775	-12.9%
EBITDAR Margin	22.2%	24.0%	-1.8 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30

	2018	2017	% Change

REVENUE
Passenger	6,381,738	6,219,899	2.6%
Cargo	874,406	782,410	11.8%
Other	323,727	393,908	-17.8%
TOTAL OPERATING REVENUE	7,579,871	7,396,217	2.5%

EXPENSES
Wages and Benefits	-1,353,632	-1,503,851	-10.0%
Aircraft Fuel	-2,150,673	-1,667,906	28.9%
Commissions to Agents	-163,189	-202,349	-19.4%
Depreciation and Amortization	-734,187	-747,900	-1.8%
Other Rental and Landing Fees	-906,143	-857,700	5.6%
Passenger Services	-224,810	-206,026	9.1%
Aircraft Rentals	-406,198	-443,079	-8.3%
Aircraft Maintenance	-299,462	-313,590	-4.5%
Other Operating Expenses	-931,611	-1,009,306	-7.7%
TOTAL OPERATING EXPENSES	-7,169,905	-6,951,707	3.1%

OPERATING INCOME	409,966	444,510	-7.8%
Operating Margin	5.4%	6.0%	-0.6 pp

Interest Income	34,227	66,656	-48.7%
Interest Expense	-268,779	-303,053	-11.3%
Other Income (Expense)	-105,318	28,559	-468.8%

INCOME BEFORE TAXES AND MINORITY INTEREST	70,096	236,672	-70.4%
Income Taxes	-18,831	-107,603	-82.5%

INCOME BEFORE MINORITY INTEREST	51,265	129,069	-60.3%

Attributable to:
Shareholders	33,277	88,140	-62.2%
Minority Interest	17,988	40,929	-56.1%

NET INCOME	33,277	88,140	-62.2%
Net Margin	0.4%	1.2%	-0.8 pp

Effective Tax Rate	-26.9%	-45.5%	18.6 pp

EBITDA	1,144,153	1,192,410	-4.0%
EBITDA Margin	15.1%	16.1%	-1.0 pp.

EBITDAR	1,550,351	1,635,489	-5.2%
EBITDAR Margin	20.5%	22.1%	-1.7 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the nine month period ended
	September 30			September 30
	2018	2017	% Change	2018	2017	% Change
Costs per ASK (US Cent)	6.2	6.8	-8.9%	6.8	6.9	-1.3%
Costs per ASK ex fuel (US Cents)	4.2	5.2	-19.4%	4.7	5.2	-9.1%
Fuel Gallons Consumed (millions)	312.0	293.6	6.3%	890.6	858.2	3.8%
Fuel Gallons Consumed per 1,000 ASKs	8.4	8.4	0.3%	8.4	8.5	-0.7%
Fuel Price (with hedge) (US$ per gallon)	2.42	1.90	27.0%	2.43	1.94	25.5%
Fuel Price (without hedge) (US$ per gallon)	2.46	1.92	27.7%	2.46	1.93	27.4%
Average Trip Length (km)	1,720	1,706	0.8%	1,743	1,736	0.4%
Total Number of Employees (average)	41,516	42,823	-3.1%	42,141	43,795	-3.8%
Total Number of Employees (end of the period)	40,974	42,713	-4.1%	40,974	42,713	-4.1%

Passenger
ASKs (millions)	37,164	35,092	5.9%	106,025	101,472	4.5%
RPKs (millions)	30,674	30,055	2.1%	88,154	85,983	2.5%
Passengers Transported (thousands)	17,834	17,620	1.2%	50,570	49,533	2.1%
Load Factor (based on ASKs) %	82.5%	85.6%	-3.1 pp	83.1%	84.7%	-1.6 pp
Yield based on RPKs (US Cents)	6.9	7.4	-7.2%	7.2	7.2	0.1%
Revenues per ASK (US cents)	5.7	6.3	-10.6%	6.0	6.1	-1.8%

Cargo
ATKs (millions)	1,635	1,573	3.9%	4,839	4,589	5.4%
RTKs (millions)	875	853	2.6%	2,632	2,462	6.9%
Tons Transported (thousands)	228	223	2.6%	684	650	5.2%
Load Factor (based on ATKs) %	53.5%	54.2%	-0.7 pp	54.4%	53.7%	0.7 pp
Yield based on RTKs (US Cents)	31.9	31.9	-0.1%	33.2	31.8	4.6%
Revenues per ATK (US Cents)	17.1	17.3	-1.4%	18.1	17.1	6.0%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2018	2017

Assets:

Cash, and cash equivalents	686,440	1,142,004
Other financial assets	626,723	559,919
Other non-financial assets	273,598	221,188
Trade and other accounts receivable	1,079,096	1,214,050
Accounts receivable from related entities	2,132	2,582
Inventories	267,710	236,666
Tax assets	81,805	77,987
Non-current assets and disposal groups held for sale	33,791	291,103
Total current assets	3,051,295	3,745,499

Other financial assets	87,043	88,090
Other non-financial assets	237,513	220,807
Accounts receivable	5,512	6,891
Intangible assets other than goodwill	1,394,263	1,617,247
Goodwill	2,229,514	2,672,550
Property, plant and equipment	9,902,049	10,065,335
Tax assets	15,732	17,532
Deferred tax assets	277,996	364,021
Total non- current assets	14,149,622	15,052,473

Total assets	17,200,917	18,797,972

Liabilities and shareholders’ equity:

Other financial liabilities	1,481,167	1,300,949
Trade and other accounts payables	1,652,473	1,695,202
Accounts payable to related entities	179	760
Other provisions	3,877	2,783
Tax liabilities	8,218	3,511
Other non-financial liabilities	2,495,511	2,823,963
Liabilities included in disposal groups classified as held for sale	12,843	15,546
Total current liabilities	5,654,268	5,842,714

Other financial liabilities	6,122,463	6,605,508
Accounts payable	497,485	498,832
Other provisions	324,165	374,593
Deferred tax liabilities	823,573	949,697
Employee benefits	91,337	101,087
Other non-financial liabilities	103,333	158,305
Total non-current liabilities	7,962,356	8,688,022

Total liabilities	13,616,624	14,530,736

Share capital	3,146,265	3,146,265
Retained earnings	493,614	475,117
Treasury Shares	(178)	(178)
Other reserves	(121,869)	554,885
Equity attributable to the parent company’s equity holders	3,517,832	4,176,089
Minority interest	66,461	91,147

Total net equity	3,584,293	4,267,236

Total liabilities and equity	17,200,917	18,797,972

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30, 2018	As of September 30, 2017

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	7,448,849	7,749,752
Other cash receipts from operating activities	68,738	51,424

Payments for operating activities
Payments to suppliers for goods and services	(5,143,166)	(5,059,954)
Payments to and on behalf of employees	(1,395,536)	(1,475,997)
Other payments for operating activities	(182,722)	(163,707)
Income Taxes refunded (paid)	(50,426)	(85,731)
Other cash inflows (outflows)	(9,754)	(59,480)

Net cash flows from operating activities	735,983	956,307

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	40,248	6,124
Other cash receipts from sales of equity or debt instruments of other entities	2,695,736	2,265,509
Other payments to acquire equity or debt instruments of other entities	(2,816,134)	(2,198,327)
Amounts raised from sale of property, plant and equipment	218,975	21,182
Purchases of property, plant and equipment	(502,259)	(246,923)
Purchases of intangible assets	(71,215)	(57,413)
Interest Received	7,360	9,592
Other cash inflows (outflows)	416	(3,848)

Net cash flows used in investing activities	(426,873)	(204,104)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	769,162	1,275,470
Amounts raised from short-term loans	243,000	132,280
Loans repayment	(745,596)	(1,628,587)
Payments of finance lease liabilities	(575,172)	(244,153)
Dividends paid	(68,206)	(53,176)
Interest paid	(240,584)	(271,939)
Other cash inflows (outflows)	(7,969)	18,502

Net cash flows from (used in) financing activities	(625,365)	(771,603)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(316,255)	(19,400)
Effects of variations in the exchange rate on cash and equivalents	(139,309)	9,924
Net increase (decrease) in cash and cash equivalents	(455,564)	(9,476)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,142,004	949,327

CASH AND CASH EQUIVALENTS AT END OF PERIOD	686,440	939,851

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31
	2018	2017

Total Assets	17,200,917	18,797,972
Total Liabilities	13,616,624	14,530,736
Total Equity*	3,584,293	4,267,236
Total Liabilities and Shareholders equity	17,200,917	18,797,972

Debt
Current and long term portion of loans from financial institutions	5,894,197	6,782,135
Current and long term portion of obligations under capital leases	1,704,743	1,109,505
Other liabilities current and long term portion	0	0
Total Gross Debt	7,598,940	7,891,640
Cash and cash equivalents	-1,200,386	-1,614,236
Total Net Debt	6,398,554	6,277,404
Plus: 7 x last twelve months’aircraft rent	3,798,690	4,056,864
Adjusted Net Debt	10,197,244	10,334,268

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2018	2017

Cash and Equivalents as % of LTM revenues	11.6%	15.9%

Adjusted Gross Debt (US$ thousands)	11,397,630	11,948,504
Adjusted Gross Debt / EBITDAR (LTM)	5.2	5.2

Adjusted Net Debt (US$ thousands)	10,197,244	10,334,268
Adjusted Net Debt / EBITDAR (LTM)	4.6	4.5
Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 17.4%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2018
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	36	90	126
Airbus A320- Neo	3	1	4
Airbus A321-200	19	30	49
Airbus A350-900	2	4	6
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	91	210	301

Cargo Aircraft
Boeing 777-200F	—	—	—
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Airbus A330-900	2	—	2
Boeing 777-200	2	—	2
TOTAL SHORT-TERM LEASES	4	0	4

TOTAL OPERATING FLEET	96	218	314

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	1	1	2
TOTAL SUBLEASES	1	6	7

TOTAL FLEET	97	224	321

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer